Exhibit 99.1

RBC Code of Conduct

A message from David McKay

President and CEO

Building trust by speaking up and doing the right thing

At RBC, holding ourselves to the highest standards of integrity plays a critical role in achieving our Vision to be among the world’s most trusted and successful financial institutions.

In short, how we do things is just as important as what we do.

Our Values and our Code of Conduct guide us and set expectations for our behaviour and decision-making. Our Code is the roadmap we follow to serve our clients with the highest standards of integrity. It also lays the foundation for how we work together in a respectful, transparent and fair environment.

Guided by our Leadership Model, we are each responsible for speaking up and doing the right thing to protect and enhance RBC’s reputation and put our clients first. We all have a duty to report actual or possible misconduct and the right to be treated with dignity and respect when we do. And that includes speaking up, challenging and reporting unethical behaviour when it occurs, without fear of reprisal.

Together, we can foster a culture that’s built on trust, dignity and respect for all.

Please read the Code carefully, discuss what it means with your manager and colleagues, and ask questions to ensure you understand it and what it requires of you.

Our success depends on these principles. And it starts with each one of us.

David McKay, President and CEO

Our Vision and Values

RBC’s Values define what we stand for everywhere we do business. They are reflected in our behaviour and the way we build relationships and deliver value to all our stakeholders — clients, employees, shareholders, communities and others we deal with. Guided by our shared Values and united in a common purpose, we can achieve our strategic goals and accomplish great results.

We demonstrate our Vision — To be Among the World’s Most Trusted and Successful Financial Institutions — by living our Values in the decisions and actions we take every day. These five Values set the tone for our culture and unify us across geographies and businesses:

CLIENT FIRST: We will always earn the right to be our clients’ first choice.

●	Put client needs above our own whatever our role, to build lasting relationships

●	Listen with empathy, understand client needs to offer the right advice and solutions

●	Bring the best of RBC to deliver excellent value and differentiated client experiences

COLLABORATION: We win as One RBC.

●	Believe in each other and trust in teamwork and colleagues’ intentions

●	Share knowledge, listen and teach to learn and achieve more together

●	Look beyond ourselves to see the bigger picture for opportunities and solutions

ACCOUNTABILITY: We take ownership for personal and collective high performance.

●	Be bolder, reach higher, act with courage to realize potential and make a difference

●	Own it; seek out accountability and empowerment to grow and excel

●	Be curious and learn continuously to build skills and careers

DIVERSITY & INCLUSION: We embrace diversity for innovation and growth.

●	Speak up for inclusion and empower people to grow and achieve more

●	Seek out and respect different perspectives to challenge conventional approaches

●	Identify and act on the opportunities and needs that client diversity brings

INTEGRITY: We hold ourselves to the highest standards to build trust.

●	Be respectful, transparent and fair in all relationships

●	Stand up for what we believe; speak with candour; constructively challenge

●	Build trust of clients, colleagues and community partners by listening to and understanding their interests and needs

At RBC we bring these Values to life every day — continuing to earn the trust of RBC’s clients and ensuring our strong reputation for doing what’s right.

Table of Contents

Our Vision and Values	ii

1. Our Culture of Integrity	1

1.1 Living Our Values and Acting with Integrity	1

1.2 Our Culture of Integrity — Doing What’s Right	1

1.3 Our Shared Commitment and Accountability	2

Approval of the Code	2

Waivers	2

2. Speaking Up, Raising Concerns and Reporting Misconduct	3

2.1 Speaking Up and Raising Concerns	3

2.2 Reporting Misconduct	3

2.3 Investigations, Inquiries and Reviews	4

2.4 RBC’s Commitment to Non-Retaliation	4

2.5 What We Expect of Our People Managers	4

3. Integrity in Dealing with RBC Clients, Communities and Others	6

3.1 Protecting RBC Client Information .	6

3.2 Protecting RBC Business Information	6

3.3 Protecting RBC’s Reputation in Our Communities	7

3.4 Responding to Government or Regulatory Inquiries	9

4. Integrity in Working Together at RBC	10

4.1 Respectful Workplace	10

4.2 Equal Opportunity, Fair Workplace and Human Rights	11

4.3 Personal Information About Us	11

4.4 Workplace Health and Safety	12

5. Integrity in How We Do Business	13

5.1 Business Dealings	13

5.2 Avoiding and Managing Conflicts of Interest	13

5.3 Preventing Financial Crime	17

5.4 Securities Trading	18

5.5 Fair Competition	18

5.6 Global Economic Sanctions	19

6. Integrity in Safeguarding Entrusted Assets	20

6.1 Protecting RBC Client Property	20

6.2 Protecting RBC Property	20

6.3 Keeping Accurate Books and Records	22

7. Conclusion	24

Publication date: January 1, 2019

1. Our Culture of Integrity

1.1 Living Our Values and Acting with Integrity

RBC is a values-based organization. Respect for each other, RBC clients and our commitments to all our stakeholders are rooted in our Values. RBC’s Code of Conduct (the “Code”) incorporates RBC’s Values, and in particular our Value of Integrity, to guide our day-to-day actions and decisions so we can always do the right thing.

Throughout the Code, “RBC” means Royal Bank of Canada and all its subsidiaries and affiliates.

1.2 Our Culture of Integrity — Doing What’s Right

Every day our actions demonstrate not only our Value of always earning the right to be our clients’ first choice, but also our personal commitments. We each have a responsibility to be truthful, respect others, and comply with laws, regulations and RBC’s policies (in the Code, the word “policy” includes policies, procedures, standards, standing orders and frameworks). Over many years RBC has earned trust and a reputation for doing what’s right through the actions of those who work here. A continued strong focus on doing what’s right will sustain and build on that trust — the cornerstone of the financial services industry and our relationships with clients and communities.

We do business across the globe, and each one of us has a responsibility to behave with integrity so that we can continue to serve clients and generate value for RBC’s shareholders. More than simply being aware of our Values and following our Code, we need to make them an integral part of how we operate day to day. This will ensure we tell the truth, respect others, uphold the law, speak up to challenge what we believe is wrong, and comply with policies and practices. These behaviours are the foundation for our culture of integrity and doing what’s right.

For resources and information on our culture of integrity, visit Doing What’s Right on RBCNet.

Tell the truth

Our work places us in a position of trust. RBC clients, shareholders, communities and our colleagues rely on us to be honest and do business responsibly. We do what we say we will do and earn the trust and loyalty of our clients, shareholders, communities and colleagues.

Respect others and treat them fairly

Showing respect for everyone we work with, treating them fairly and taking personal responsibility for high performance enable us to achieve RBC’s strategic goals. By living our Values and following the Code, we show others we honour the trust they place in us — making RBC a great place to work and do business.

Uphold the law

RBC is subject to the laws of the countries where we do business. RBC’s policies are designed to comply with its legal and regulatory obligations, including the intent and spirit of the laws that apply to it. By doing so, RBC maintains its reputation for acting with integrity. To this end, each of us must understand and comply with RBC’s policies and practices that apply to the way we do our jobs. Keep in mind that breaking the law could result in civil, criminal and regulatory penalties, including fines, for RBC and the individual involved, as well as damage to both RBC’s and the individual’s reputation.

Speak up to challenge and do what’s right

Constructively challenging decisions and behaviour helps ensure we continue to live our Values in our work at RBC. Seeking out constructive challenge when we make business decisions helps ensure those decisions are right for RBC — and clients, colleagues, shareholders and communities.

Comply with policies and instructions

We are each responsible for knowing and following the RBC policies that apply to us. We must also comply with managers’ instructions unless they are inconsistent with RBC Values or policies, against the law or result in health and safety risks. In these circumstances, or if we are unsure about the right thing to do, we should raise our concerns with one of the Key Contacts.

We must always be aware of both enterprise and local policies specific to business or geographic areas and work within the boundaries of what we have been authorized to do.

1.3 Our Shared Commitment and Accountability

The Code applies to all RBC employees, contract workers and members of the boards of directors.

Understanding and complying with the Code is a condition of our work at RBC, and critical to earning the trust RBC clients and communities have placed in us. The Code helps to protect our personal integrity and reputation as well as the integrity and reputation of RBC and the financial services industry as a whole.

Any one of us who breaches, or fails to report an actual or possible breach of, the Code will be subject to corrective or disciplinary action.

Corrective or disciplinary action is RBC’s response to unacceptable behaviour, including breaches of the Code, and can range from reprimands and impact on performance ratings and compensation, to termination of our working relationship with RBC.

We also expect RBC suppliers to follow similar principles and share our commitment to ethics and integrity as set out in our Supplier Code of Conduct.

Approval of the Code

The RBC Board of Directors approves the Code.

Waivers

Waivers of the Code, or any of its provisions, are seldom granted. If a waiver is necessary to accommodate exceptional circumstances, it must be approved by RBC’s Chief Human Resources Officer and RBC’s Chief Risk Officer. A waiver of the Code for Royal Bank of Canada directors or specified executive officers must be approved by Royal Bank of Canada’s Board of Directors (or a designated Board committee). Approved waivers must be disclosed publicly as required by law and RBC policies.

2. Speaking Up, Raising Concerns and Reporting Misconduct

Our shared commitment and accountability involve more than just personally complying with the Code and acting with integrity.

At RBC, we have a responsibility to seek guidance and raise concerns about compliance with the Code, RBC policies and the law, and a duty to report misconduct. If we need guidance, have questions or are unsure about the right thing to do, we should speak with our manager, senior management or one of the Key Contacts.

When deciding whether to speak up and raise concerns, we should ask ourselves these questions:

◾	Does something feel wrong about this situation? Is it legal? Is this fair and ethical?

◾	How will this situation or decision affect others? How would RBC clients, colleagues or third parties view or be affected by this situation?

◾	What are the possible consequences of our actions or inaction?

◾	Could this situation damage RBC’s reputation?

2.1 Speaking Up and Raising Concerns

We ensure that all questions and concerns raised are addressed. While the Code and RBC policies outline the ethical behaviour expected of us, they cannot anticipate every situation we encounter. By speaking up and raising our concerns, we ensure RBC does the right thing and we protect our clients’ interests and assets, and RBC’s reputation.

2.2 Reporting Misconduct

We have a duty to report actual, or possible, misconduct that we become aware of, even our own. RBC provides a number of internal and external reporting options. We can notify our managers, senior management or any of the Key Contacts of acts that are, or may be, in violation of the Code, policies and laws, or are otherwise unethical and could put RBC at risk of loss or harm.

All reports of misconduct are investigated promptly and thoroughly, as appropriate. RBC must keep the identity of the person making the report and the details confidential, and will only disclose information to the extent necessary to investigate and address the situation or as legally required.

Refer to RBC’s Standards on Reporting Misconduct for further details.

Some examples of misconduct are:

●	deliberate failure to comply with policies, management instructions or the law

●	disrespectful behaviour, discrimination, harassment, and actual or threatened violence

●	misappropriation (including fraud, theft and kiting), improper use of company or client assets or systems, and improper sales reporting

●	promoting products and services to clients inappropriately

●	inappropriate client referrals, failing to report unusual client transactions and inappropriate use or disclosure of client information

●	inappropriate social media use

2.3 Investigations, Inquiries and Reviews

At times we may be asked to participate in an internal or external investigation, inquiry, or review of concerns or possible misconduct. We have a duty to cooperate and provide honest, accurate, complete and timely information. Where requests are made by an external party, we must notify our manager or one of the Key Contacts before providing information.

2.4 RBC’s Commitment to Non-Retaliation

There will be no retaliation for speaking up and making a truthful report of actual or possible misconduct, for participating in an investigation or for exercising our legal rights. Retaliation can include behaviour or actions that punish or deter someone from speaking up. Retaliation can be an unjustified decision affecting someone’s compensation, job security, career mobility or performance rating, and can also include unnecessarily monitoring someone’s work, excluding them from meetings or team events and withholding work-related information. If you believe you’ve encountered any form of retaliation, follow the reporting procedures set out in the Respectful Workplace Policy to ensure the situation is addressed promptly.

Our commitment to non-retaliation means RBC:

◾	investigates every claim of retaliation

◾	follows up with employees who raise concerns

◾	reviews performance ratings and compensation decisions made in relation to those who report misconduct to ensure no retaliation

◾	provides education and coaching on retaliation to managers of employees who raise concerns, and

◾	takes disciplinary action to address retaliation.

Some examples of activities that are not retaliation:

◾	disciplinary action for misconduct

◾	managing performance, and

◾	routine coaching.

2.5 What We Expect of Our People Managers

While we are all held to the high ethical standards set out in our Values and the Code, those of us who are people managers are accountable for leading by example. This includes:

●	promoting our teams’ awareness and understanding of RBC Values, the Code and our policies to ensure ongoing compliance

●	demonstrating RBC’s high standards for integrity by behaving in a way that reflects our Values, both in and outside the workplace

●	maintaining an environment that prohibits retaliation, where everyone feels safe to ask questions, raise concerns and report misconduct, while respecting the privacy of those who do, and

●	promptly escalating concerns and reports of possible or actual misconduct as required, and following up to ensure they are addressed.

Our integrity underpins everything we do. It is the foundation for the way we deal with our clients and communities, work with our partners for a stronger RBC, conduct our many businesses and safeguard our assets. The Code explains how we maintain our culture of doing what’s right — a culture that makes RBC trusted and successful.

3. Integrity in Dealing with RBC Clients, Communities and Others

We are committed to promoting fairness in our dealings with our clients, shareholders, suppliers and others, carefully weighing our responsibilities to all stakeholders.

We are in a relationship business and we pride ourselves on the quality of the service, advice and products we provide RBC clients. Integrity and trust help us better serve RBC clients, and we make sure we put their interests above our own. The same applies to the communities where we live and work, making us a company that people want to do business with and work for.

3.1 Protecting RBC Client Information

Clients care deeply about the privacy of the information they share with us. Protecting their information and keeping their trust is integral to the financial services industry. It’s also central to our culture of doing what’s right. We each have a duty to keep RBC client information confidential and secure from the risk of theft, loss, improper disclosure or misuse. We do this by complying with RBC’s Enterprise Privacy Risk Management Policy. We must also never share non-public client information — accidentally or intentionally — with a third party or colleague who does not have a business need to know. We are responsible for keeping RBC client information private, even after we leave RBC’s service.

In the event of a privacy breach, we must follow established procedures. We must immediately report a potential or actual privacy breach in our Privacy “Report an Incident” tool to engage our local Privacy Officer, and we must never share any details about the breach with others who do not have a business need to know. For more information, please refer to RBC’s Enterprise Privacy Risk Management Policy.

3.2 Protecting RBC Business Information

RBC’s business information is one of our most important assets, so we have a duty to safeguard it by complying with RBC information security policies.

For more information, please refer to the RBC Enterprise Information Security Policy and Proprietary information in section 6.2 below.

What can I do to protect RBC business or client information?

◾	Operate on a “need to know”, rather than “nice to know” basis, and share RBC business or client information only with those who need it for an appropriate business purpose.

◾	Always use proper procedures to share information securely.

◾	When working in public places (for example, while commuting, in restaurants or in hotels) take care not to be overheard or allow RBC business or client information to be visible or left behind.

◾	Dispose of confidential information securely.

◾	Immediately report any potential or actual privacy or information security incidents or breaches.

◾	Never forward business or client information to your non-RBC personal email address.

3.3 Protecting RBC’s Reputation in Our Communities

Individual character and personal activities

We must avoid any conduct or association which could bring our honesty, integrity or judgment into question. It’s important to understand how closely our clients, shareholders, communities and colleagues associate us with RBC, even when we are off-duty, and how our off-duty conduct impacts RBC’s reputation and brand. We are held to RBC’s Values and the standards set out in the Code, both on and off duty, and our duty to report actual or possible misconduct applies equally when we’re off-duty.

“Off-duty” conduct can become an issue when it:

●	damages RBC’s reputation (e.g. you post a disparaging social media comment about your colleague’s abilities)

●	impedes our ability to perform our duties (e.g. a mobile employee has their driver’s licence revoked and cannot drive to see clients) or

●	brings our integrity and Values into question (e.g. cyber-bullying or harassing a colleague off hours).

External representation

Our Values and the Code provide a foundation for our behaviour when we represent RBC at work and in our communities. Our integrity and trust must be beyond reproach.

●	Business use of external social media

One of the ways RBC communicates is through social media. To ensure that our business and corporate social media use is appropriate and consistent with RBC’s general communication strategy, only specifically approved employees may participate in the external social media channels approved by their business unit. Refer to the RBC Enterprise Policy on the Use of External Social Media, which includes links to additional business specific documents.

●	Personal use of social media

When we participate in social media in a personal capacity, we must consider the potential impact our personal posts may have on RBC’s reputation, and be guided by our Values and the standards set out in the Code. While social media can be used to create greater awareness and promote RBC’s brand, it is not an appropriate venue to express concerns about RBC, our stakeholders, our clients or our competition. If we have concerns, we should speak to our manager or one of the Key Contacts. For more guidance on personal use of social media, refer to RBC’s Enterprise Guidelines for Personal Use of Social Media.

When using any social media platform, remember that our comments are public and permanent. We should consider the following do’s and don’ts when using social media:

◾	Do not post on social media if our personal and professional reputations, or the reputation of RBC, may be negatively impacted.

◾	Do not post photos of our colleagues without prior consent.

◾

Do not include confidential, non-public information relating to RBC, RBC clients, employees, contract workers or other people in our social media conversations. Some examples include RBC’s financial information, client and employee personal information, business plans or strategies, pending product launches, partnerships with third parties and employment relationships.

◾	Do not try to address an issue involving RBC unfolding in social media, or speak on RBC’s behalf, unless authorized to by Corporate Communications and our manager.

◾	Do contact socialmedia@rbc.com.

●	Responding to inquiries from the media

We manage and protect RBC’s reputation and ensure consistency in managing media inquiries. To ensure consistency and accuracy, only those of us who have been authorized to do so may communicate with the media on RBC’s behalf. Media inquiries must be referred to our Corporate Communications representatives; we are not authorized to address media questions ourselves. For more information, refer to RBC’s Media and Communications Policy.

Supporting our communities

We support the communities where we live, work and do business. We also accept accountability for the social and economic effects of our business decisions. We take pride in the value of our contributions and encourage employee involvement in the community.

We must obtain our manager’s permission to solicit for or promote causes or issues, including charitable ones, in RBC workplaces. Personal involvement in our communities must be at our own expense and must not interfere with our work at RBC or RBC’s operations, and may require manager permission depending on the activity. Refer to the Control Standards for Outside Business Activities for more information.

Environmental sustainability

RBC promotes environmental sustainability. This means minimizing our environmental footprint and offering environmentally responsible products and services. We believe fulfilling our goals in these areas will lead to short- and long-term benefits for RBC shareholders, clients, colleagues and the communities where we live and do business.

Political involvement and contributions

We support participation in general political processes, and respect our colleagues’ diverse opinions.

We must not use RBC time or resources to promote political candidates or causes, either inside or outside the workplace. If we choose to participate in political activity, we do so on our own behalf, at our own expense, and not as representatives of RBC. We must never use our affiliation with RBC to market our political activities.

It is important to note that certain jurisdictions impose restrictions on political contributions by employees of companies that have or may have business before a particular local government. Therefore, it is advisable to refer to the RBC Enterprise Lobbying Policy and applicable procedures before making a political contribution.

3.4 Responding to Government or Regulatory Inquiries

From time to time, we may receive an inquiry from government authorities or regulators regarding RBC business. When approached for information, we follow the procedures established for our business unit. This includes escalating the inquiry to our manager or local Compliance group, as appropriate, for response.

4. Integrity in Working Together at RBC

At RBC, we have a strong and capable global team serving our clients, working together to deliver on our strategy, and creating value and growth for our clients, communities and shareholders. We believe in each other and have confidence and trust in the capabilities and intentions of our colleagues. Our integrity, diversity & inclusiveness, and collaboration help make RBC a great place to work, belong and thrive.

4.1 Respectful Workplace

We all have a right to work in an environment that is respectful and professional. Mutual respect and dignity ensures an environment that is healthy and productive for RBC employees, clients and others we interact with.

We must all behave in a way that contributes to a workplace free from discrimination, disrespectful and inappropriate behaviour, harassment, sexual harassment, violence and retaliation.

Harassment, including sexual harassment, discrimination, violence, retaliation and other disrespectful and inappropriate behaviour — whether or not it’s intentional — are not tolerated at RBC. Harassment is behaviour that, because of its nature or persistence, interferes with a climate of mutual respect for the dignity and worth of each person. It also undermines the integrity of our relationship with RBC and one another.

Maintaining a respectful workplace also requires us to behave professionally while using RBC systems. We must not use RBC networks, systems, devices or access to the Internet to view or communicate offensive material.

Refer to RBC’s Respectful Workplace Policy for details and procedures for reporting breaches.

Not all negative interactions are harassment, discrimination or retaliation. For example,

●	minor conflicts that arise because of differences in work or communication styles, and general disagreements and challenges are not harassment

●	managing performance and other manager activities that are part of their responsibilities and performed for legitimate business purposes are not harassment, discrimination or retaliation, and

●	constructive challenge that encourages the exchange of ideas is not harassment.

Sexual harassment is a specific form of harassment that includes unwelcome behaviour such as:

●	unwelcome advances, flirtation, propositions, invitations for sexual favours

●	sexual physical contact

●	sexist behaviour that represents a belief one sex is inferior to the other

●	disseminating sexually suggestive or explicit pictures, cartoons, objects or jokes

●	conversations or inquiries about sexual exploits or desires, or using lewd language

●	explicitly or implicitly making submission to sexual behaviour a term or condition of employment, or

●	using the submission to, or rejection of, sexual behaviour as a basis for employment decisions.

Speak UP!

●	If you witness or experience inappropriate behaviour, you have a responsibility to speak up.

●	Early, informal and direct communication with the person whose behaviour you feel is inappropriate is encouraged. Oftentimes, this is a helpful way to address the conduct quickly and effectively.

●	If you decide not to talk directly to the person, or the conduct continues, you should raise your concern with a manager or one of the Key Contacts. Refer to Doing What’s Right.

Examples of disrespectful and inappropriate behaviour are:

◾	swearing

◾	making demeaning comments, gestures, pranks or jokes

◾	circulating derogatory or offensive pictures, posters or communications, and yelling.

4.2 Equal Opportunity, Fair Workplace and Human Rights

Equal opportunity

RBC promotes equal opportunity in all dealings with RBC employees, contract workers, clients and others we deal with. In addition, RBC provides equal opportunity for advancement and growth in the workplace by filling open positions based on business need, candidate merit and RBC Values.

Fair workplace

We treat all employees and contract workers fairly, pay fair compensation and provide respectful work environments. All employees are encouraged to raise concerns directly within RBC using any of the Key Contacts.

Human rights

We comply with all laws regarding non-discrimination and human rights in the jurisdictions where we operate. RBC prohibits discrimination on the grounds of age, national origin, citizenship, ethnicity, race, colour, religion or creed, physical or mental disability, veteran status, family status, pregnancy, marital status, civil or same sex union, sex, sexual orientation, gender identity, gender expression or any other characteristic protected by law.

Even where laws allow for discrimination on these grounds, RBC operates in a way that doesn’t differentiate unfairly.

4.3 Personal Information About Us

Those of us who work at RBC have a right to privacy. Personal information about each of us is confidential. Collection, use and disclosure of this information must be relevant to our working relationship with RBC.

Additionally, when someone confides in us and asks us to keep the information confidential, we must do so, except as required by law, the Code or RBC’s policies. Keeping information private and confidential is a matter of personal integrity, honouring the trust others place in us. For more information, please refer to RBC’s Employee Privacy View.

Personal information about us is used by RBC where needed to manage our working relationships, and must be kept confidential as outlined in RBC’s Employee Privacy View. It includes:

◾	information required to verify credentials and education

◾	employment-related credit checks

◾	home address

◾	home phone number and personal cell phone number

◾	government-issued identification numbers

◾	compensation

◾	performance reviews

◾	corrective/disciplinary actions, and

◾	health and benefit information and insurance records

4.4 Workplace Health and Safety

RBC is committed to providing a healthy and safe workplace and complying with health and safety laws. Maintaining such a workplace is a shared responsibility of RBC and its managers, employees and contract workers. All employees and contract workers are to take every reasonable and necessary precaution to ensure their health and safety as well as those of their colleagues.

To ensure our workplaces are healthy and safe, we understand and follow RBC’s health and safety policies. We also:

●	do not have weapons of any kind in our possession while on RBC premises, and

●	obtain management approval and any required permits before arranging RBC sponsored events or serving alcohol on RBC premises.

5. Integrity in How We Do Business

Ethical behaviour governs every aspect of our business, from day-to-day transactions to special projects.

5.1 Business Dealings

As representatives of RBC, we have a duty to never mislead others — even by omission — about products or services we offer. We must be mindful in our communications to provide information that is clear and not misleading in any way. We must make every reasonable effort to provide full and fair information and correct errors or ambiguity in any statement made on RBC’s behalf. This is especially important with regard to our sales representations, marketing and advertising.

We ensure our sales practices are fair and not misleading by ensuring that we:

●	are knowledgeable about the products and services we recommend to clients

●	recommend products and services based on an understanding of a client’s needs and never only to meet performance incentive goals or other targets

●	clearly and accurately explain the terms and conditions outlined, and give appropriate disclosures about a product or service in clear, simple language

●	obtain proper and informed consent in line with RBC’s policies.

5.2 Avoiding and Managing Conflicts of Interest

By acting without bias, we can assure RBC stakeholders of our integrity. This means that the decisions we make in our work with RBC must be objective and we put our clients’ interests above our personal interests.

Obligations arising from our other business, family and social relationships must not play a role in our work for RBC. A conflict of interest — actual, potential or perceived — is a situation that could cause others to doubt our ability to perform our jobs effectively and objectively, without bias. Keep in mind that a conflict of interest can exist even where we have not behaved improperly or unethically. Even the impression of a conflict of interest can affect RBC’s reputation and our own.

We cannot prevent or avoid all conflicts of interest, as some arise naturally out of our various relationships with RBC, its clients and others. We must manage conflicts that we cannot avoid to ensure objectivity.

We have an ongoing responsibility to identify conflicts of interest in relation to RBC, its clients and its suppliers. This includes potential and perceived conflicts as well as actual ones. We must immediately disclose all conflicts so they can be managed appropriately.

How can I recognize and manage potential conflicts of interest?

◾	Think about how your actions would look to others.

◾	Disclose activities upfront, especially if you are unsure about a potential conflict.

◾	Talk to your manager or local Compliance group if you have any questions.

Some common conflicts of interest are described in the following sections. Note that in these sections “family” includes:

●	a spouse, common law partner or domestic partner

●	children and step-children

●	parents and siblings

●	grandparents and grandchildren, and

●	other relatives by blood or marriage.

For more information, refer to RBC’s Enterprise Conflicts of Interest Policy and related control standards as well as RBC’s Enterprise Anti-Bribery Anti-Corruption Policy. These resources also explain how to disclose actual, potential or perceived conflicts.

Managing our dealings with RBC

We often use RBC products and services ourselves, as do many of our friends and family members. We must make sure all our personal, family and friends’ dealings with RBC are handled at arm’s length — independent of their relationship to us and our relationship with RBC — by following relevant procedures for the business we work in. For more information, we should check with our local Compliance group.

Managing personal relationships at work

It is possible for our personal relationships to have an effect on our work at RBC. We must understand the actual or perceived effects that personal relationships can have in order to avoid situations that would reflect negatively on RBC.

What types of close personal relationships could cause a conflict of interest and should be disclosed?

◾	A supervisory relationship with a family member or someone we are in a close personal relationship with

◾	Any working relationship with a close friend or family member where we may have, or be perceived to have, the ability to impact their compensation, work conditions or promotion prospects

It’s important to identify and disclose potential conflicts of interest that might arise if we work with family or others who we are in a close personal relationship with.

Remember, there is no substitute for good judgment and common sense. If we are ever in doubt about a relationship that may put us in a conflict of interest, we should speak with our manager.

Likewise, our loyalties can become conflicted if friends or family members work for a company that does or seeks to do business with RBC as an RBC client or supplier. This is especially likely to be a problem if it happens to those of us who are involved in the approval or selection process, contract negotiations or relationship management with RBC clients or suppliers. In these cases, we must inform our manager or local Compliance group of the potential conflict of interest so it can be addressed.

What are some examples of “close personal relationships”?

◾	Family

◾	Romantic or intimate relationships

◾	Household members such as roommates

◾	Close friends

Managing outside activities or work

Some of us take on additional work or activities outside our work at RBC. This may take the form of part-time work elsewhere or a personal business run from home. No matter the type of work, it must not be with one of RBC’s competitors. Additional work or volunteer activities must not interfere with our responsibilities to RBC or its clients.

We must be aware of actual, potential or perceived conflicts of interest related to outside activities and must disclose and obtain approval for Outside Activities as required. Doing so allows us to maintain our commitment to integrity while maximizing our business and relationships.

Managing external directorships

RBC encourages us to participate in our communities. For example, some of us may choose to take on directorships or similar roles at companies, organizations, clubs, associations or foundations. If we do, the role must not compromise our ability to do our best work for RBC and its clients. We must be careful to avoid actual, potential or perceived conflicts of interest and potential reputational issues. Roles and relationships must be assessed to ensure we comply with the Code and RBC policies on disclosure and approval. Generally, it is not acceptable to act as an officer or director of a client’s business.

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For more information on managing outside activities or work and managing external directorships, refer to RBC’s Enterprise Conflicts of Interest Policy, Control Standards for Outside Business Activities and Control Standards for External Directorships for the required process and approvals. Non-employee directors of RBC subsidiaries should refer to the RBC Policy on the Legal Governance of Subsidiaries and consult the Corporate Secretary of the relevant subsidiary.

Accepting appointments or inheritances

RBC’s clients look to us for advice on their financial matters. Clients may ask or appoint us to represent them or their interests in a variety of situations. These appointments include our acting as attorneys, mandataries, trustees, executors, administrators, liquidators, protectors, and in other appointments or fiduciary roles. In some instances, clients wish to show their appreciation for the value of our services by giving us a gift effective on their death. These can be made in the client’s will, by designation as beneficiary under a client’s policy, plan or account, or by joint ownership of an asset. To make sure there is no actual, potential or perceived conflict of interest, we and our families must not accept these requests, appointments, gifts or benefits unless they arise independently of the client relationship. We must ensure we follow established procedures before accepting any requests, appointments, gifts or benefits by obtaining management and local Compliance approvals appropriate for the business we work in. When acceptance of certain appointments is part of our role (such as being a discretionary investment manager), we must follow RBC policies.

Managing gifts and entertainment

In business, it is common to foster relationships by exchanging courtesies such as meals, gifts and entertainment. However, we must ensure that the gifts and entertainment we accept are not intended or designed to influence our business judgment on behalf of RBC. Likewise, we must never give gifts or entertainment intended to inappropriately influence someone else’s business judgment. To keep our purposes clear, all gifts and entertainment we accept or give must comply with RBC policies. We must take extra caution when the intended recipient of a gift or entertainment is a public official.

Gifts are anything of value given or received in relation to RBC business. We may only give or accept gifts that are customary, modest and culturally sensitive. We must never accept or give cash, cash equivalents, bonds or negotiable securities, although gift certificates or gift cards are allowed as long as their intended purpose is for the purchase of what would otherwise be considered a gift.

Key things to remember when considering gifts or entertainment:

◾	Cash, bonds and negotiable securities are never acceptable gifts regardless of the amount.

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RBC’s Control Standards for Gifts and Entertainment set out limits for gifts, as set out below. Note that the annual cumulative limits that an employee may give to (or receive from) the same client or supplier should not exceed:

o	$100 CAD in Canada
o	$100 USD in the United States
o	£100 GBP in the United Kingdom
o	€100 Euro in Europe, and
o	in all other jurisdictions, the local currency equivalent to 100 Canadian dollars.

◾	Entertainment must not seem excessive or inappropriate; if unsure, seek guidance from your manager or Compliance before accepting an invitation.

◾	Seek guidance from Compliance before providing a gift or entertainment to a public official.

◾	Gifts and entertainment must not create a sense of obligation for either party — it’s never wrong to question the motive behind business gifts and entertainment.

◾	Whether your business unit has specific rules regarding gifts or entertainment.

◾	Gifts or entertainment between employees must never be given in exchange for a business referral, to influence or to gain another form of business advantage now or in the future.

Entertainment includes any event we host or attend for business related purposes. Common examples include meals, sporting events, theatrical performances and educational events. Entertainment should always be in good taste and consistent with usual business practice. As with gifts, we must avoid entertainment that is lavish or too expensive because it may also be seen to influence our judgment.

If only one party attends the event, it is considered a gift. For example, if a supplier gives us tickets to an event, but does not attend, we must follow our local business unit process for gifts from a third party. The same would be true if RBC offers entertainment to a third party, but no one from RBC attends the event. Refer to Control Standards for Gifts and Entertainment or your local business unit policy.

RBC has restrictions on payment and acceptance of payment of travel or lodging expenses. These apply to situations where RBC is providing entertainment or where we are accepting travel or lodging expenses from a third party.

In all cases, we must comply with RBC’s Enterprise Conflicts of Interest Policy, the Control Standards for Gifts and Entertainment and RBC’s Enterprise Anti-Bribery Anti-Corruption Policy. Your business unit may also have more specific rules; for further information you should contact your local Compliance group.

5.3 Preventing Financial Crime

Money laundering, terrorist financing, bribery and corruption and tax evasion are serious crimes that have damaging effects on global economies, countries, communities and businesses. Global efforts to prevent these crimes receive significant attention from regulators, governments, international organizations and law enforcement agencies.

RBC is committed to doing business based on the quality of our reputation and the services we provide, and not because we have gained any dishonest or unfair advantage. RBC supports efforts to detect and prevent these financial crimes through our commitment to operate with integrity. It is very important that we know and comply with all applicable laws and RBC policies designed to prevent and detect these crimes.

Reporting financial crimes

We must be vigilant and exercise good judgment when dealing with unusual or suspicious transactions or activities. If we know or suspect or have any concerns relating to money laundering, terrorist financing, bribery and corruption, tax evasion or criminal activity, we must report them as soon as possible. We must also never advise (‘tip-off’) anyone we suspect of committing these crimes.

For more information or guidance, please refer to RBC’s Enterprise Anti-Money Laundering and Anti-Terrorist Financing Policy, RBC’s Enterprise Anti-Bribery Anti-Corruption Policy and RBC’s Control Standards for Gifts and Entertainment.

What can I do to identify and prevent money laundering or terrorist financing?

◾	Obtain current and adequate Know Your Client information. Never alter, remove or disguise information to facilitate a transaction that would otherwise be prohibited under the law.

What can I do to prevent bribery and corruption?

◾	Never knowingly facilitate any transaction associated with the proceeds of bribery and corruption.

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Never solicit, give, receive or promise anything of value, either directly or indirectly, with the intent of helping RBC obtain an inappropriate advantage. This includes offering, providing or receiving excessive or inappropriate gifts and entertainment.

◾	Never make facilitation payments. These are typically small payments made to government officials to obtain or speed up routine actions or services such as obtaining licences or permits.

Compliance with tax laws

We must not knowingly facilitate tax evasion, either in connection with RBC’s corporate tax affairs or in servicing our clients.

What can I do to prevent tax evasion?

◾	Follow RBC’s Know Your Client procedures to understand the source and use of a client’s funds and affairs.

◾	If you suspect tax evasion or inappropriate tax reporting, escalate the matter to your manager and contact the RBC Taxation Group before proceeding.

5.4 Securities Trading

Many of the countries where we do business have laws regarding when we can trade in securities issued by any company.

Before trading in the securities of RBC, its clients or any other company, we must familiarize ourselves with RBC’s policies on personal trading, as well as the effect that the perception of wrongdoing may have.

From time to time, we may have access to material, non-public information (“inside information”) about a company, including RBC, or its clients. As a rule, inside information can reasonably be expected to affect the market value or price of a company’s securities. Similarly, a reasonable investor would consider it important when deciding whether to buy, sell or hold onto a security. When we have inside information about a company, we must not trade in the securities of that company. Doing so is called “insider trading” — which is illegal and subject to fines and penalties. It is also illegal to provide inside information to another (this is usually called “tipping”) unless it is necessary to accomplish a legitimate business purpose.

For more information, refer to RBC’s Enterprise-wide Policy on Inside Information & Information Barriers and the Enterprise-wide Personal Trading Policy.

◾	The Board of Directors of Royal Bank of Canada should refer to the Insider Trading and Reporting Policy and Procedures for Directors of Royal Bank of Canada.

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Non-executive directors of Royal Bank of Canada and its subsidiaries who are not otherwise officers, employees, or directors of Royal Bank of Canada, should refer to the Policy on Inside Information and Personal Trading for Non-Executive Directors of Subsidiaries of Royal Bank of Canada.

5.5 Fair Competition

RBC seeks to ensure fair business practices are followed wherever we do business. Many countries where we do business have laws to promote fair competition and reduce monopolistic (or anti-competitive) activity.

At RBC, each of us has a responsibility to know and comply with applicable competition and anti-trust laws. We need to be able to recognize and avoid situations that may conflict with these laws. To ensure we comply with these laws, we must be especially careful when dealing with competitors of RBC. Never agree or arrange with a competitor to do any of the following:

●	fix, maintain, increase or try to control the price of a product or service

●	divide or allocate sales, clients or markets for the supply of products or services, or

●	fix, maintain, increase, lessen, or otherwise try to control the supply of a product or service.

We must take great care at industry association meetings or other events where we may interact with competitors. If a competitor mentions any of these practices, we should voice our disagreement and withdraw from the discussion. While industry associations can provide excellent opportunities for networking and business development, they pose challenges as well. When attending events, we must be careful to avoid even the appearance that RBC participates in or endorses unfair or manipulative business conduct.

Other examples of activities where competition issues arise:

◾	bid-rigging, or secretly making agreements with other bidders when submitting bids or tenders

◾	tied selling, or making the availability of a product or service conditional on the purchase of another product or service

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communications that could be interpreted to show an anti-competitive intent or behaviour, such as advertisements that are misleading, unfair or inaccurate when they compare RBC products with those of our competitors, or

◾	any other act that is likely to harm competition substantially if done in circumstances where RBC is an important participant in a market or a class of business.

For more information, please refer to RBC’s Anti-Trust and Competition Law Policy.

5.6 Global Economic Sanctions

Economic Sanctions

As a regulated financial institution, RBC must comply with economic sanctions in Canada and other jurisdictions where we operate. We must be aware of any economic sanctions that may apply and their impact to RBC. Further, we must not knowingly avoid sanction regulations, either personally or in servicing our clients. Contact the RBC Law Group or Global Anti-Money Laundering Compliance for advice if you are unsure of the right course of action.

For more information, please refer to RBC’s Enterprise Economic Sanctions Policy.

6. Integrity in Safeguarding Entrusted Assets

As a financial institution, we manage the assets in our care responsibly and ethically to earn and maintain our stakeholders’ trust.

6.1 Protecting RBC Client Property

In order to earn RBC clients’ trust, we must safeguard their property. This property should be used only in accordance with their directions, relevant RBC policy and the law. Using client property inappropriately or for personal gain is a violation of this trust.

6.2 Protecting RBC Property

Fraud, misappropriation and misuse

Many of us have access to premises, systems and information about RBC processes that are not available to RBC clients or the general public. We must never use this access or information to benefit ourselves, our families or our friends, or for any purpose unrelated to the performance of our duties. Fraud, misappropriation of property or corporate opportunities and other types of misuse are never tolerated.

Acts of fraud may include intentionally concealing or misrepresenting facts for the purpose of inducing, deceiving or misleading others.

Some examples of fraud are:

◾	improper financial reporting (such as improper revenue recognition and over- or understating assets or liabilities)

◾	deliberate failure to fulfill our disclosure obligations, and

◾	falsifying records (such as forging client or management signatures).

“Misappropriation” includes theft or other intentional misuse of RBC assets, systems, processes or RBC client funds. Misuse can include any purpose not related to the performance of our duties.

Some examples of misappropriation and misuse are:

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intentional personal use of RBC expense accounts or corporate credit cards — expense accounts and corporate credit cards must be used only for expenses eligible for reimbursement under RBC’s expense guidelines

◾	unauthorized “borrowing” and “kiting” (taking advantage of the time delay required for an item to clear)

◾	obtaining funds through false pretences such as depositing a cheque known to be NSF (Non-Sufficient Funds) or making an “empty envelope deposit” in an automated banking machine

◾	taking advantage of opportunities only available to RBC employees , and

◾	submitting false benefit claims.

Proprietary information

RBC proprietary information includes non-public or undisclosed information we withhold from general knowledge. This information is critical to our business, and could be useful to our competitors or harmful to RBC if disclosed.

Some examples of proprietary information are:

◾	RBC client lists and trade secrets

◾	technical and statistical information

◾	financial documents

◾	contract documentation

◾	legal or business matters

◾	business processes, and

◾	corporate strategies and plans.

RBC’s proprietary information may be disclosed to outside parties only if required by law or if properly authorized. Authorization can often be obtained through a confidentiality agreement. Our responsibility to safeguard RBC’s proprietary information continues, even after we leave RBC’s service.

Trademarks, copyright and other intellectual property

RBC intellectual property has important commercial value and is crucial to RBC’s effective competition in the marketplace. It includes any of the following that we create while working for RBC:

●	inventions, improvements, works of authorship, developments, concepts or ideas

●	data, processes, online websites or applications, computer software programs, or discoveries, and

●	trade secrets, trademarks, brand names, copyrights or logos.

Any intellectual property we generate in our RBC work belongs to RBC and remains with RBC after we leave RBC’s service. We should use RBC intellectual property only as permitted in this Code and RBC policies.

RBC intellectual property must not be used by a third party without our prior approval. Similarly, we may use a third party’s intellectual property only with the third party’s prior approval. For example, all original musical, artistic and literary works, computer software, performances and sound recordings are protected by copyright laws. We must not download, install or copy any such material to our RBC-issued computers or devices without first obtaining the owner’s permission.

We should seek guidance from the RBC Law Group if we suspect RBC intellectual property has been infringed upon or otherwise misused, or if we have any questions on the use of intellectual property.

Proper use of RBC networks, systems software, devices and the Internet

Most of the equipment, systems and technologies that we use in our work belong to RBC. This includes RBC computer networks, software, computers and portable devices, as well as the messages communicated with them. Where RBC policies permit us to use our personal equipment for RBC work, we must follow the policies associated with that use.

When sending communications through RBC networks, we must always maintain a professional tone and comply with the Code and RBC policies including the Respectful Workplace Policy. We follow these requirements whether we are using RBC equipment or our own.

In addition, when we conduct work for RBC on any device or network, we must only use electronic messaging channels approved and provided by RBC and the applicable business units.

RBC reserves the right to monitor, audit and inspect our use of RBC systems and technology, including internet usage and email. While we may use RBC equipment, systems and technology for personal reasons, we must always comply with the Code and RBC policies, including the Respectful Workplace Policy, and our personal use must be reasonable. In line with this policy, we must not use these systems to view or communicate inappropriate material. These systems also must not be used to do work on behalf of another business or organization, unless authorized by RBC.

Some examples of inappropriate material are:

◾	sexually explicit material

◾	gambling websites

◾	derogatory jokes, and

◾	offensive or demeaning statements or images about a person or group, including those that relate to race, religion, disability, sexual orientation or gender.

Some examples of electronic messaging channels are:

◾	email

◾	instant messaging/chat, including chats in deal rooms or other third party applications

◾	mobile SMS

◾	any application that can be downloaded and installed from an app store, and

◾	social media communication tools like LinkedIn, Facebook and YouTube.

6.3 Keeping Accurate Books and Records

RBC’s credibility depends on the integrity of its books, records and accounting. Clients rely on us to maintain and provide accurate records of their dealings with us — a duty RBC takes seriously. We must ensure RBC’s books and records are accurate, timely and complete, and reflect RBC business, operations, earnings and financial status.

To maintain accurate books and records, we follow internal processes and procedures. This includes capturing information in the proper system and labelling it correctly so it is complete and accurate.

We are expected to act honestly and with integrity in handling RBC accounts at all times. For instance, overstating an amount on an expense report or falsifying a sales record in order to exceed a target would be serious violations of RBC’s trust in us and the Code. We must also never mischaracterize a payment in order to hide its true purpose (such as disguising a bribe as a “sales fee” or legitimate expense). False statements such as these are never tolerated, no matter how small the amount or the reason behind the action.

We all provide information that RBC uses to prepare financial statements, regulatory reports and publicly-filed documents. This means we all play a role in ensuring that the information we record complies with all applicable accepted accounting principles and RBC internal controls.

Keep in mind that falsifying financial or business records (including client documentation) or making false statements to our auditors is against the law. Likewise, we must not make a payment or establish an account on RBC’s behalf under false pretenses.

7. Conclusion

Our Code of Conduct is integral to the way we do business at RBC. As employees it is our duty to read and understand the Code. That said, there will be times when complex and sensitive issues arise that may cause confusion. Don’t hesitate to speak up, ask questions and seek help.

“We are all responsible for protecting and enhancing RBC’s reputation by following our Code of Conduct. It’s also important that we support one another in doing what’s right, including feeling empowered to challenge situations we believe are wrong.”

David McKay, President and CEO, RBC